                                                    --------------------------
                                                          OMB APPROVAL
                                                    --------------------------
                                                    OMB Number:  3235-0145
                                                    Expires: December 31, 1997
                                                    Estimated average burden
                                                    hours per response....14.90
                                                    ---------------------------


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*

                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  453365-20-7
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

           Aaron A. Grunfeld, Esq., Resch Polster Alpert & Berger LLP
        10390 Santa Monica Blvd., 4th Floor, Los Angeles, CA 90025-5058
                                  310/277-8300
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 5, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     453365-20-70                                    PAGE   OF    PAGES
                                                                  ---  ----

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            David Wilstein (SS# ###-##-####)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          454,971*
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            454,971*
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      454,971*
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 3.37% based upon total number of shares shown outstanding on most recent Annual Report.
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* (Includes stock of adult daughter and additional shares held in trust.)


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     453365-20-7                                     PAGE   OF    PAGES
                                                                  ---  ----

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Leonard Wilstein (SS# ###-##-####)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          98,588*
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            98,588*
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      98,588*
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 0.73% based upon total number of shares shown outstanding on most recent Annual Report.
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* (Excluding stock held by two adult sons.)


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     453365-20-7                                     PAGE   OF    PAGES
                                                                  ---  ----

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jack Gilbert (SS# ###-##-####)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          205,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            205,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      205,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 1.52% based upon total number of shares shown outstanding on most recent Annual Report.
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     453365-20-7                                     PAGE   OF    PAGES
                                                                  ---  ----

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard M. Horowitz (SS# ###-##-####)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          360,535*
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            360,535*
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      360,535*
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 2.67% based upon total number of shares
            outstanding on most recent Annual Report.
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* (Excludes 16,500 shares owned by two adult children and excludes 14,095 owned by wife, Beverly.)


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         Security         -       Common Stock, No Par Value

         Issuer           -       INCOMNET, INC., a California corporation
                                  21031 Ventura Boulevard, Suite 1100
                                  Woodland Hills, California  91364
                                  (818) 887-3400


ITEM 2.  IDENTITY AND BACKGROUND.

         Preliminary Statement

                 Although the individuals named below have not entered into any written agreement relating to voting of their shares or relating to any particular course of action concerning the voting of their shares, pursuant to Rule 13d-5(b)(1), the following persons may be deemed to be a group who have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Act, of all equity securities of INCOMNET beneficially owned by the following persons.

         1.      a.       Name:                             David Wilstein

                 b.       Residence or Business             2080 Century Park East,
                          Address:                          Penthouse
                                                            Los Angeles, CA  90067

                 c.       Present Principal                 Chairman and President
                          Occupation or Employment          of REALTECH, a land
                          and the name, principal           development company (same
                          business and address of           address as above).
                          any corporation or other
                          organization in which such
                          employment is conducted:

                 d.       Current conviction during
                          the last 5 years:                 None

                 e.       Securities Laws Proceedings:      None

                 f.       Citizenship:                      United States of America

         2.      a.       Name:                             Leonard Wilstein

                 b.       Residence or Business             11201 Hindry Avenue
                          Address:                          Los Angeles, CA  90045

                 c.       Present Principal                 President and owner of
                          Occupation or Employment          Aero Products Research,
                          and the name, principal           Inc., a manufacturer of
                          business and address of           pilots' equipment and
                          any corporation or other          credit cards (same
                          organization in which such        address as above).

                          employment is conducted:

                 d.       Current conviction during
                          the last 5 years:                         None

                 e.       Securities Laws Proceedings:              None

                 f.       Citizenship:                              United States of America

         3.      a.       Name:                                     Jack Gilbert

                 b.       Residence or Business                     15456 Coutolenc Road
                          Address:                                  Magalia, CA  95954

                 c.       Present Principal                         Stockbroker with J.
                          Occupation or Employment                  Alexander Securities, Inc.,
                          and the name, principal                   a N.A.S.D. registered
                          business and address of                   brokerage firm
                          any corporation or other                  523 W. Sixth Street,
                          organization in which such                Suite 606, Los Angeles,
                          employment is conducted:                  CA 90014

                 d.       Current Conviction during
                          the last 5 years:                         None

                 e.       Securities Laws Proceedings:              None

                 f.       Citizenship:                              United States of America

         4.      a.       Name:                                     Richard M. Horowitz

                 b.       Residence or Business                     9301 Wilshire Boulevard,
                          Address:                                   Suite 206
                                                                    Beverly Hills, CA  90210

                 c.       Present Principal                         Insurance broker with
                          Occupation or Employment                  M.B.I., Inc., an insurance
                          and the name, principal                   brokerage firm (same address
                          business and address of                   as above).
                          any corporation or other
                          organization in which such
                          employment is conducted:

                 d.       Current conviction during
                          the last 5 years:                         None

                 e.       Securities Laws Proceedings:              None

                 f.       Citizenship:                              United States of America


ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

                 1.       David Wilstein - Personal funds aggregating
                          $2,005,815.

                 2.       Leonard Wilstein - Personal funds aggregating
                          $445,843.

                 3.       Jack Gilbert - Personal funds aggregating
                          $765,000.

                 4. Richard M. Horowitz - Personal funds aggregating approximately $1,080,000.


ITEM 4.  PURPOSE OF TRANSACTION.

                 Each of the individuals for whom this filing is being made acquired most of his shares in open market transactions for purposes of investment. As of this date, the reporting persons are considering various courses of action with respect to their investment in the hope of increasing shareholder value. These actions may include but are not necessarily limited to any or all of the following: acquiring additional securities of the issuer and/or seeking representation on INCOMNET's Board of Directors by proposing nominees for election to the Board of Directors at INCOMNET's annual meeting or otherwise.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         1.                               Aggregate Number
                                             of Shares
                 Name                    Beneficially Owned                       Percentage(a)
                 ----                    ------------------                       -----------
                 David Wilstein                454,971(b)                            3.37%
                 Leonard Wilstein               98,588(c)                            0.73%
                 Jack Gilbert                  205,000                               1.52%
                 Richard M. Horowitz           360,535(d)                            2.67%

                 ____________
                 (a) Based upon total outstanding shares stated in 1996 Annual
                     Report.
                 (b) Includes stock of adult daughter and additional shares held in trust.
                 (c) Excludes 32,000 shares owned by Leonard Wilstein's two adult children, which shares he disclaims any beneficial ownership or voting rights relating thereto.
                 (d) Excludes 16,500 shares owned by two adult children and excludes 14,095 owned by wife, Beverly.

         2. Each of the foregoing persons has sole power to vote or to direct a vote and sole power to dispose or direct the disposition of securities listed next to his name.

         3. Shares of INCOMNET's stock acquired or sold within past 60 days, identifying date of transaction, amount of securities involved, and price per share, as well as where and how each transaction was effected.

                          David Wilstein - Last acquired 2,500 shares on
                           3/31/97 at a price of $3.25 per share on the Open Market.

                          Leonard Wilstein - None within last 60 days.

                          Jack Gilbert - From 4/7 - 5/14/97, a total of
                           14,200 shares were acquired at a price ranging from $2 3/4 to $3 7/8 per share on the Open Market. On 4/22 and 4/24/97, a total of 13,000 shares were sold at a price ranging from $3 1/2 to $3 7/8 per share on the Open Market.

                          Richard M. Horowitz - From 3/25 - 4/30/97, a total of
                           16,000 shares were acquired at a price ranging from $2.75 to $3.13 per share through J. Alexander Securities, Inc., on the open market.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in Items 3, 4 and 5 above, inapplicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and accurate.


         Dated:  May 15, 1997                   /s/ David Wilstein
                                                ------------------------------
                                                David Wilstein


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and accurate.


         Dated:  May 15, 1997                   /s/ Leonard Wilstein
                                                ------------------------------
                                                Leonard Wilstein


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and accurate.


         Dated:  May 15, 1997                   /s/ Jack Gilbert
                                                ------------------------------
                                                Jack Gilbert


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and accurate.


         Dated:  May 15, 1997                   /s/ Richard M. Horowitz
                                                ------------------------------
                                                Richard M. Horowitz